SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3379	akoshal@stblaw.com

VIA EDGAR	March 7, 2014

Re:	Exelis MSCO Inc.
Registration Statement on Form 10

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Exelis MSCO Inc., an Indiana corporation (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T, a Registration Statement on Form 10 relating to the registration of the Company’s common stock in connection with the previously announced plan for Exelis Inc. to separate into two independent, publicly traded companies.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: (212) 455-3379; fax: (212) 455-2502).

Very truly yours,

/s/ Arjun Koshal
Arjun Koshal

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